File #82-686

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
[redacted]bsite: www.Belmont-Resources.com

02042600

February 8, 2002

02 JUL 16 AM 12:23

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

SUPPL

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3, Timely Disclosure

This letter is to confirm that our News Release dated February 8, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street
Vancouver, B.C.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors, Attn: Paul Fang (e-mail)
- Dale, Matheson, Carr-Hilton, C.A., Attn: James F. Carr-Hilton (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Moody's Investor Services (2)
- Directors

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

February 8, 2002

CDNX – "BEO"
OTC-BB-BEOVF

"NEWS RELEASE"

BELMONT JOINS THE HUNT FOR DIAMONDS

The Company has entered into a Letter of Intent with Serge LaVoie to acquire 100% interest in the Tolmie Claim Block, James Bay Lowlands Region, Northeastern Ontario. Terms of the Letter of Intent provides for staged payments totalling $12,500 and the issuance of 250,000 shares in two tranches following regulatory approval. The diamond prospect property is also subject to a 2% NSR. A finder's fee in shares is also payable subject to CDNX approval.

Further details on the property of merit and its significant geological features will be released upon signing a formal property acquisition agreement and receipt of an updated Geological report.

FINANCING

The Company has arranged a non-brokered private placement of 500,000 units at a price of $0.10 each. Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.10 in the first year and $0.125 in the second year.

The funds will be used for working capital purposes and the private placement is subject to regulatory approvals.

ON BEHALF OF THE BOARD

Gary Musil
Secretary/Director

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

February 8, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Belmont Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of February 8, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Belmont Resources Inc. (the "Company")
600 - 625 Howe Street,
Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

February 8, 2002

ITEM 3. PRESS RELEASE

Issued February 8, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has entered into a Letter of Intent with Serge LaVoie to acquire 100% interest in the Tolmie Claim Block, James Bay Lowlands Region, Northeastern Ontario.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

BELMONT JOINS THE HUNT FOR DIAMONDS

The Company has entered into a Letter of Intent with Serge LaVoie to acquire 100% interest in the Tolmie Claim Block, James Bay Lowlands Region, Northeastern Ontario. Terms of the Letter of Intent provides for staged payments totalling $12,500 and the issuance of 250,000 shares in two tranches following regulatory approval. The diamond prospect property is also subject to a 2% NSR. A finder's fee in shares is also payable subject to CDNX approval.

Further details on the property of merit and its significant geological features will be released upon signing a formal property acquisition agreement and receipt of an updated Geological report.

FINANCING

The Company has arranged a non-brokered private placement of 500,000 units at a price of $0.10 each. Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.10 in the first year and $0.125 in the second year.

The funds will be used for working capital purposes and the private placement is subject to regulatory approvals.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact:	Gary Musil, Secretary
Telephone:	(604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary/Director

DATED this 8th day of February, 2002

File # 82-686

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

February 15, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

02 JUL 15 AM 12:23

Attention: Corporate Finance

Dear Sirs:

Re: Private Placement

Further to our news release of February 8, 2002, enclosed is our Expected Private Placement Form 4F and Filing Fees in the amount of $625.00 + GST.

We look forward to receiving your response on the above. If you require any additional information, please contact us at the above address.

Yours truly,

Gary Musil
Secretary/Director

Enclosures

c.c. Martin & Associates, Attn: Paul Fang, Solicitor (e-mail)
Securities & Exchange Commission, Wash. D.C. USA

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

February 8, 2002

CDNX – "BEO"
OTC-BB-BEOVF

"NEWS RELEASE"

BELMONT JOINS THE HUNT FOR DIAMONDS

The Company has entered into a Letter of Intent with Serge LaVoie to acquire 100% interest in the Tolmie Claim Block, James Bay Lowlands Region, Northeastern Ontario. Terms of the Letter of Intent provides for staged payments totalling $12,500 and the issuance of 250,000 shares in two tranches following regulatory approval. The diamond prospect property is also subject to a 2% NSR. A finder's fee in shares is also payable subject to CDNX approval.

Further details on the property of merit and its significant geological features will be released upon signing a formal property acquisition agreement and receipt of an updated Geological report.

FINANCING

The Company has arranged a non-brokered private placement of 500,000 units at a price of $0.10 each. Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.10 in the first year and $0.125 in the second year.

The funds will be used for working capital purposes and the private placement is subject to regulatory approvals.

ON BEHALF OF THE BOARD

"GARY MUSIL"

Gary Musil,
Secretary/Director

FORM 4F

EXPEDITED PRIVATE PLACEMENT FORM

Re: **BELMONT RESOURCES INC**. (the "Issuer").

Trading Symbol: **BEO.**

The undersigned hereby certifies the following information relating to the Expedited Private Placement.

The transaction complies fully with the criteria for expedited Private Placements set out in Policy 4.1 – Private Placements.

Issued and outstanding Listed Shares prior to Private Placement: **20,703,012**

Date Price Reservation Form filed (if applicable): **N/A**

Date of news release announcing the Private Placement: **February 8, 2002**

1. Total amount of funds to be raised: **$50,000.00**

2. Description of securities to be issued:

   (a) Class: **Units, consisting of one fully paid common share and one non-transferable share purchase warrant.**

   (b) Number **500,000** .

   (c) Price per security **$0.10.**

3. If Warrants are to be issued, provide the following information:

   (a) Number **500,000**.

   (b) Number of Listed Shares eligible to be purchased on exercise of Warrants **500,000** .

   (c) Exercise price of Warrants

   Year 1: $0.10 **Year 2 $0.125**

   (d) Expiry date of Warrants **February 8, 2004**.

4. Placees

**Name and Address of Placee	Number of Securities to be Purchased	Applicable Statutory Exemption	Payment Date	*Insider=Y ProGroup=P Not Applicable=N/A
Brion Bailey 908 Ladner Street New Westminster, B.C. V3L 4W4	500,000	128(h)	February 13/01	N/A

*If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".

**If the placee is not an individual and a Corporate Registration Form has not been filed, state the names of the beneficial owners holding ≥ 20% of the placee.

5. If brokered, provide the name of the agent conducting the Private Placement. **N/A**

6. Please disclose the proposed use of proceeds: **General working capital**

7. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the placement:

(a) Sales Agent/broker (name, address, beneficial ownership where applicable)

N/A

(b) Cash **N/A.**

(c) Securities **N/A** .

(d) Expiry date of any Agent's **N/A**

(e) Exercise price of any Agent's Option **N/A** .

8. State whether the Sales Agent/broker is a Related Party of the Issuer. **N/A**

9. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer. **The Company has entered into a Letter of Intent with Serge LaVoie to acquire 100% interest in the Tolmie Claim Block, James Bay Lowlands Region, northeastern Ontario. Terms of the Letter of Intent provides for staged payments totalling $12,500 and the issuance of 250,000 shares in two tranches, subject to regulatory approval. The property is subject to a 2% NSR and a finder's fee is payable on the property, subject to regulatory approval.**

10. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).
N/A

11. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last 12 months is:

    Expedited Acquisitions: **None** Listed Shares in total.

    Expedited Private Placements: **None** Listed Shares in total.

12. Each purchaser has been advised of the applicable Securities Law or Exchange hold period. All securities subject to a hold period will bear a legend on their certificate indicating the applicable hold period.

13. A Corporate Placee Registration Form with current information: is enclosed ☐; or has been previously filed ☐ for each purchaser that is not an individual.

Dated this 15th day of February, 2002.

Gary Musil
Name of Director and/or Senior Officer

Signature

Secretary/Director
Official Capacity

SUBSCRIPTION AGREEMENT

Exchange Issuer (Non-Exempt Purchaser)

Securities Act (British Columbia)
Section 128(h) Exemption

TO: Belmont Resources Inc.
Suite 600 - 625 Howe Street
Vancouver, B. C.
V6C 2T6

AND TO: Canadian Venture Exchange

The undersigned, as Principal, hereby unconditionally subscribes for and agrees to purchase the securities of the Issuer more particularly described in paragraph 1 below (the "Securities") at the subscription price set out in paragraph 2, upon and subject to the following terms and conditions:

1. The Securities shall consist of 500,000 units (the "Units"), each Unit consisting of one fully paid and non-assessable common share (the "Shares") in the capital of the Issuer and one non-transferable share purchase warrant (the "Warrants"). Each one Warrant shall entitle the holder thereof to purchase one additional share in the capital of the Issuer at any time up to and including February 8, 2004 at the price of $0.10 per share if exercised on or before February 8, 2003 and at the price of $0.125 per share if exercised after February 8, 2003, but on or before February 8, 2004. The Securities will be issued and registered in the name of the undersigned at the address indicated below.

2. The purchase price for the Securities shall be $0.10 per Unit, for a total of $50,000. The total purchase price for the Securities shall be paid to the Issuer concurrently with the execution hereof.

3. The subscription herein shall be subject to acceptance by the Issuer, approval by the Canadian Venture Exchange and any other stock exchange or regulatory authority having jurisdiction with respect to the Issuer (collectively "the Regulatory Authorities"). The Securities will be allotted and issued to the undersigned within five business days following the date on which the Issuer has received the required approvals from the Regulatory Authorities (the "Closing Date"). Prior to the Closing Date, the Issuer shall be free to employ the subscription funds advanced pursuant to paragraph 2 for its general corporate purposes, which funds shall (pending issuance of the Securities) be deemed to be a non-interest bearing loan from the undersigned to the Issuer.

4. If the Closing Date does not occur by 5:00 p.m. (Vancouver time) on the date which is sixty (60) days from the date of acceptance of the subscription herein by the Issuer, the undersigned shall be entitled to give written notice to the Issuer of its intention to terminate this agreement. If the Closing Date does not occur within thirty (30) days of the date of receipt by the Issuer of such notice, then this agreement shall terminate and all subscription funds advanced to the Issuer hereunder shall be repaid forthwith to the undersigned.

5. The undersigned is aware that the Securities will be distributed under an exemption from registration and prospectus requirements under the Act and warrants and represents that the undersigned is not acquiring the Securities as a result of any information about the material affairs of the Issuer that is not generally known to the public.

6. If the undersigned is an individual, the undersigned warrants and represents that he is a spouse, parent, brother, sister, child or close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer.

7. If the undersigned is a company, the undersigned warrants and represents that all of the voting securities are beneficially owned by a spouse, parent, brother, sister, child or close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer.

8. The undersigned acknowledges that he/it has not been furnished with an offering memorandum.

9. The undersigned undertakes to hold the Securities acquired for the period of 12 months from the payment date, being the earlier of the date of issue of the Securities and the date of execution by all parties to this agreement, unless disposed of pursuant to an exemption available under the Act or the rules thereto or pursuant to a ruling of the British Columbia Securities Commission and, prior to disposition, approval of the disposition is received from the Canadian Venture Exchange.

10. The undersigned further acknowledges that the first trade in the Securities acquired by him/it may be made in accordance with the following rules:

(i) 12 months have elapsed from the earlier of date of issue of the Securities and the date of execution by all parties to this agreement,

(ii) if the undersigned is an Insider of the Issuer other than a director or senior officer of the Issuer, the undersigned has filed all records required to be filed under sections 87 and 90 of the Act,

(iii) if the undersigned is a director or senior officer of the Issuer, the undersigned has filed all records required to be filed under sections 87 and 90 of the Act and the Issuer has filed all records required to be filed under Part 12 of the Act and of the rules thereunder,

(iv) the trade is not a distribution from the holdings of a control person,

(v) no unusual effort is made to prepare the market or to create a demand for the Securities, and

(vi) no extraordinary commission or consideration is paid in respect of the trade.

11. The undersigned covenants, warrants and represents that the undersigned is not a "U.S. Person" as defined in Regulation S under the *Securities Act of 1933* (United States) (as amended).

12. The Issuer's acceptance of the subscription herein shall be indicated by executing and delivering to the undersigned a copy of this agreement, and shall be effective as of the date therein specified. Upon acceptance, the Issuer will use its best endeavours to obtain the approval of the Regulatory Authorities and to do or cause to be done all such other things as may be required in order to proceed with the issuance of the Securities, as soon as reasonably possible.

13. This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

14. The undersigned and the Issuer agree that they each will execute or cause to be executed and delivered all such further and other documents and assurances, and do and cause to be done all such further acts and things as may be necessary or desirable to carry out this agreement according to its true intent, and to secure the approval of the Regulatory Authorities hereto.

15. The agreement constituted by the acceptance of the subscription herein by the Issuer constitutes the entire agreement between the parties in respect of the subject matter hereto and supersedes any and all prior agreements, representations, warranties or covenants, express or implied, written or verbal, except as may be expressed herein.

16. This agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and assigns.

17. Any notice required or permitted to be given hereunder shall be in writing, addressed to the party at its address as set out herein (or at such other address as a party may provide in writing to the other) and shall be deemed to have been given, if delivered or faxed, when so delivered or faxed; or if mailed by registered

mail in Canada, on the third business day after the date of mailing (except during the period of any interruption in the normal postal service within Canada).

DATED at Vancouver, British Columbia, this 8th day of February, 2002.

Brion Bailey
Name of Subscriber

Per: [signature]
Authorized Signatory

908 Ladner Street
New Westminster, B.C. V3L 4W4
Address of Subscriber

The foregoing Subscription is accepted by the Issuer this 8th day of February, 2002.

Belmont Resources Inc.

Per: [signature]
Authorized Signatory

File #82-686

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

February 19, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

02 JUL 15 AM 12:23

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3, Timely Disclosure

This letter is to confirm that our News Release dated February 19, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors, Attn: Paul Fang (e-mail)
- Dale, Matheson, Carr-Hilton, C.A., Attn: James F. Carr-Hilton (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Moody's Investor Services (2)
- Directors

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

February 19, 2002

CDNX – "BEO"
OTC-BB-BEOVF

"NEWS RELEASE"

BELMONT RETAINS MITRADE AS IR FIRM

Belmont Resources Inc. (the "Company") has entered into an Investor Relations agreement dated February 15, 2002, with MITRADE INTERNATIONAL INC. ("MiTrade"). Under the terms of the agreement subject to regulatory approval the Company has engaged MiTrade to provide investor relations services for a six-month term in consideration of a monthly fee of $3,500 plus reimbursement of reasonable out-of-pocket expenses. In addition, stock options are being proposed for granting to MiTrade, according to Canadian Venture Exchange policy.

The services to be provided by MiTrade will include:
Identifying and maintaining a database of existing and potential investors and the brokerage and financial community; ensuring continued contact with those persons; assisting in the planning of corporate presentations; and advising on potential financing.

ON BEHALF OF THE BOARD

Gary Musil,
Secretary/Director

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

February 19, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Belmont Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of February 19, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Belmont Resources Inc. (the "Company")
600 - 625 Howe Street,
Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

February 19, 2002

ITEM 3. PRESS RELEASE

Issued February 19, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has entered into an Investor Relations agreement dated February 15, 2002, with MiTrade International Inc.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Belmont RETAINS MITRADE AS IR FIRM

Belmont Resources Inc. (the "Company") has entered into an Investor Relations agreement dated February 15, 2002, with MiTrade International Inc. ("MiTrade"). Under the terms of the agreement subject to regulatory approval the Company has engaged MiTrade to provide investor relations services for a six-month term in consideration of a monthly fee of $3,500 plus reimbursement of reasonable out-of-pocket expenses. In addition, stock options are being proposed for granting to MiTrade, according to Canadian Venture Exchange policy.

The services to be provided by MiTrade will include:

Identifying and maintaining a database of existing and potential investors and the brokerage and financial community; ensuring continued contact with those persons; assisting in the planning of corporate presentations; and advising on potential financing.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact:	Gary Musil, Secretary
Telephone:	(604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary/Director

DATED this 19th day of February, 2002

File #82-686

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

February 27, 2002

02 JUL 16 AM 12:23

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3, Timely Disclosure

This letter is to confirm that our News Release dated February 27, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
   1550 – 609 Granville Street
   Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
   500 – 789 W. Pender Street
   Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors, Attn: Paul Fang (e-mail)
- Dale, Matheson, Carr-Hilton, C.A., Attn: James F. Carr-Hilton (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Moody's Investor Services (2)
- Directors

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

February 27, 2002

CDNX – "BEO"
OTC-BB-BEOVF

"NEWS RELEASE"

FINAL AGREEMENTS SIGNED - PLANNED EXPLORATION

Further to our February 8, 2002 News Release the Company is pleased to announce a final agreement has been signed with Serge LaVoie to acquire 100% interest in the Tolmie Claim Block, James Bay Lowlands Region of Northeastern Ontario.

The Company has contracted a Geologist to prepare an updated report on the property and outline an exploration program. The James Bay Lowlands is considered a very favorable area for the source of diamonds. Further details on this property of merit and its significant geological features will be released upon receipt of the geological report.

PRIVATE PLACEMENT

The Company has received conditional acceptance of the private placement and the $50,000 in financing. Final documentation has been filed for approval.

ON BEHALF OF THE BOARD

"GARY MUSIL"

Gary Musil,
Secretary/Director

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

February 27, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Belmont Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of February 27, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Belmont Resources Inc. (the "Company")
600 - 625 Howe Street,
Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

February 27, 2002

ITEM 3. PRESS RELEASE

Issued February 27, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company is pleased to announce a final agreement has been signed with Serge LaVoie to acquire 100% interest in the Tolmie Claim Block, James Bay Lowlands Region of Northeastern Ontario. Also, the Company has received conditional acceptance of the private placement and the $50,000 in financing

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

FINAL AGREEMENTS SIGNED - PLANNED EXPLORATION

Further to our February 8, 2002 News Release the Company is pleased to announce a final agreement has been signed with Serge LaVoie to acquire 100% interest in the Tolmie Claim Block, James Bay Lowlands Region of Northeastern Ontario.

The Company has contracted a Geologist to prepare an updated report on the property and outline an exploration program. The James Bay Lowlands is considered a very favorable area for the source of diamonds. Further details on this property of merit and its significant geological features will be released upon receipt of the geological report.

PRIVATE PLACEMENT

The Company has received conditional acceptance of the private placement and the $50,000 in financing. Final documentation has been filed for approval.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary/Director

DATED this 27th day of February, 2002

File #82-686

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

February 27, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Malki Haer, Analyst
Corporate Finance

Dear Sir:

Re: Submission #72142 - Private Placement
Follow-up Material

Further to your letter of February 25, 2002 I submit herewith the final documents as required:

1) a completed Private Placement Summary Form 4B;
2) a completed Private Placement Declaration of Certified Filing Form 4C.

We await your final acceptance.

Yours truly,

Gary Musil,
Secretary/Director

GM/rm

Enclosures

c.c. - Martin & Associates - Attn: Paul Fang, Solicitor
- Securities & Exchange Commission, Wash. D.C., USA

FORM 4B

PRIVATE PLACEMENT SUMMARY FORM

To be provided at the final filing stage. Please complete the following:

Re: Belmont Resources Inc. (the "Issuer").

Trading Symbol: BEO .

Date: February 27, 2002 .

Date of Exchange Conditional Acceptance: February 25, 2002 .

Total Number and Type of Security: 500,000 common shares and 500,000 non transferable warrants .

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase price per Security (CDN$)	Prospectus Exemption	Present Direct & Indirect Holdings in the Issuer	Payment Date**	*Insider=Y ProGroup=P Not Applicable=N/A
Brion Bailey 908 Ladner Street New Westminster, BC V3L 4W4	500,000	$0.10	128 (h)	50,000	February 13/01	N/A

*If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".

**Has each placee advanced payment to the Issuer or have the placement funds been placed in trust pending receipt of all necessary approvals?

YES X NO ____

If NO, please explain: ____

1. Each purchaser has been advised of the applicable Securities Law and Exchange hold period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period.

2. Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders, and provide the date on which shareholder approval has been or will be obtained for the transaction.

3. A Form 4D - Corporate Placee Registration Form with current information is enclosed or has been filed for each subscriber that is not an individual.

   N/A YES ____ NO ____

   If the Form 4D on file does not contain current information, a new Form, or amendment to the Form, must be submitted by the placee.

FORM 4C

PRIVATE PLACEMENT
DECLARATION OF CERTIFIED FILING

Re: Belmont Resources Inc. (the "Issuer").

Trading Symbol: BEO .

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Summary Form attached hereto (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – Private Placements, in effect as of the date of this Declaration or any deviations are disclosed in the Notice previously filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed; and

d) any changes to the terms of this Private Placement since the conditional acceptance of the Notice have been disclosed in an attachment to this Declaration.

Dated February 27, 2002 .

Gary Musil
Name of Director or Senior Officer

[signature]
Signature

Secretary/Director
Official Capacity

File #82-686

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

March 5, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Corporate Finance Services

02 JUL 15 AM 12:22

Dear Sir or Madam:

Re: Belmont Resources Inc. (the "Company")
Investor Relations Agreement with MiTrade International Inc.

In accordance with Canadian Venture Exchange Listing Policy 3.4, we hereby provide you with the following:

1. Form 3B - Declaration of Certified Filing, attached agreement, PIF Form and related documents;

2. The Company's cheque in the amount of $321.00 (inclusive of the applicable GST) made payable to the CDNX representing the requisite filing fee in relations to this transaction.

Should you have any further questions or require additional information with respect to the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

Gary Musil,
Secretary/Director

GM/rm

Enclosures

c.c. - Martin & Associates - Attn: Paul Fang, Solicitor
- Securities & Exchange Commission, Wash. D.C., USA
- MiTrade International Inc. - Attn: Michel C. Hechema

FORM 3B

DECLARATION OF CERTIFIED FILING PROMOTIONAL AND MARKET-MAKING ACTIVITIES

Re: Belmont Resources Inc. (the "Issuer").

SEDAR Project #: 422513 .

The undersigned hereby certifies that:

1. The undersigned is a director or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this declaration.

2.

(a) The Issuer has operating a website www.belmont-resources.com which allows access to investors to review activities, news releases, financial statements and other documents which are updated on a continued basis in-house.

(b) (i) MITRADE INTERNATIONAL INC. ("MITRADE") is a federally incorporated company incorporated since 1992. It is owned and operated by its President, Michel Hechema. It is located at 330 Simcoe, Montreal, Quebec H3P 1X2. It is a international trading house whose business is primarily involved in negotiating and financing international contracts; and

(ii) The Investor Relations Agreement between the Issuer and MITRADE INTERNATIONAL INC. (Michel Hechema) is not a Related Party Transaction as defined in Policy 1.1; and

(iii) Michel Hechema directly owns 1,159,000 shares of the Issuer and nil shares of the Issuer indirectly through MITRADE;

(c) (i) As per the agreement, MITRADE will provide investor relation services for a six-month term beginning February 15, 2002;

(ii) The services to be provided by MITRADE will include:

Identifying and maintaining a database of existing and potential investors and the brokerage and financial community; ensuring continued contact with those persons; assisting in the planning of corporate presentations; and advising on potential financing. More specific activities/services are covered in Section 3 of the Agreement;

(iii) The anticipated monthly total costs of these services to the Issuer is $3,500 plus approx. $500 other expenses incurred in travel, printing, materials, etc.

(iv) The Issuer has not agreed to any market-making arrangements.

(d) Direct compensation is described in (c) (iii). Indirect consideration will be through the granting of 400,000 stock options (2% of 20,703,012 issued and outstanding) at the prevailing market price and the securities will be subject to a four month hold plus a vesting schedule.

The Issuer is expecting to sell over the next quarter approx. 3 million shares of EuroGas, Inc. (OTC-Bulletin Board - EUGS) trading at approx. $0.20 US. - Source of funds.

3. A news release dated February 19, 2002 has disclosed all Activities of the Issuer - see attached.

4. The compensation for the Activities will neither render the Issuer insolvent nor cause the Issuer financial hardship. The Issuer undertakes not to settle any amount owed for the Activities by issuing shares, either by a private placement or a shares for debt transaction, and acknowledges that the resale restrictions in the securities legislation would prohibit the resale of securities of the Issuer by someone preparing the market or creating a demand for the securities.

5. The undersigned confirms that any stock options issued as consideration for the provision of the Activities are in accordance with Policy 4.4 – Director, Officer and Employee Stock Options, including the limitation to 2% of the issued shares and the required vesting provisions.

6. If the Issuer is a Tier 2 Issuer on the Exchange and has entered into an agreement for Activities with total payments or commitments in any 12 month period of $100,000 or more, the following items are enclosed for filing: Not applicable

7. If the Issuer is a Tier 2 Issuer on the Exchange and has entered into an agreement for Activities with total payments or commitments in any 12 month period of less than $100,000, the following items are enclosed for filing:

(a) Copy of the agreement and any related agreements;
See attached agreement dated February 15, 2002

(b) Particulars of the identity of the person or firm providing the Activities including Personal Information Forms for the persons, principals and key employees who will be providing the Activities;
See attached PIF for Michel Hechema, President of MITRADE

(c) An undertaking to provide the Exchange with copies of any materials prepared in conjunction with the agreement that are intended for external distribution; and

(d) The required fee.

8. The undersigned confirms that the agreements entered into by the Issuer for the provision of Activities are in all respects in accordance with Policy 3.4 – Investor Relations, Promotional and Market – Making Activities except for any provisions specifically identified as non-complying in the covering letter to this filing.

There are no material changes in the affairs of the Issuer which have not been publicly disclosed.

Dated this 5th day of March, 2002.

Gary Musil
Name of Director or Senior Officer
(please type or print)

[signature]
Signature of Director or Senior Officer

Secretary/Director
Official Capacity/Title

Enclosures:

Letter describing the services (Item 2)	[X]
All agreements (Items 6(a) or 7(a))	[X]
Personal Information Form(s) (Item 6(b) or 7(b))	[X]
All promotional and investor relation literature (Item 6(c))	[X]
Further particulars	[X]
Undertaking to provide additional materials (Item 7(c))	[X]

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

February 19, 2002

CDNX – "BEO"
OTC-BB-BEOVF

"NEWS RELEASE"

BELMONT RETAINS MITRADE AS IR FIRM

Belmont Resources Inc. (the "Company") has entered into an Investor Relations agreement dated February 15, 2002, with MITRADE INTERNATIONAL INC. ("MiTrade"). Under the terms of the agreement subject to regulatory approval the Company has engaged MiTrade to provide investor relations services for a six-month term in consideration of a monthly fee of $3,500 plus reimbursement of reasonable out-of-pocket expenses. In addition, stock options are being proposed for granting to MiTrade, according to Canadian Venture Exchange policy.

The services to be provided by MiTrade will include:
Identifying and maintaining a database of existing and potential investors and the brokerage and financial community; ensuring continued contact with those persons; assisting in the planning of corporate presentations; and advising on potential financing.

ON BEHALF OF THE BOARD

Gary Musil,
Secretary/Director

File # 82-686

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

March 8, 2002

02 JUL 16 AM 12:22

BC Securities Commission
9th Floor, 701 Georgia Street
Vancouver, BC
V7Y 1L2

Attention: Statutory Filings

Dear Sirs:

Re: BC Form 45-902F

Enclosed please find our BC Form 45-902F regarding the closing of a private placement announced on February 8, 2002. Also enclosed is our filing fee for the above.

If you have any questions regarding the abovementioned documents, please contact us at the above address.

Yours truly,

Gary Musil,
Secretary/Director

Enclosures
cc: Martin & Associates, Solicitors
Securities & Exchange Commission, Wash. D.C., USA

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

FORM 45-902F (Formerly Form 20)

SECURITIES ACT

Report of Exe[illegible] Distribution

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the Act.

1. Name, address and telephone number of the issuer of the security distributed:

    Belmont Resources Inc.
    600 - 625 Howe Street
    Vancouver, BC
    V6C 2T6

    Telephone: (604) 683-6648

2. State whether the Issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

    The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed:

    500,000 units at a price of $0.10 per unit, each unit composed of one common share and one share purchase warrant exerciseable for a period of 24 months commencing February 8, 2002 at a price of $0.10 in the first year and $0.125 in the second year.

4. Date of the distribution(s) of the security: **March 01, 2002**

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made:

    Section 128(h) of the Rules

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.

(a)

Full name and Residential Address of Purchasers	**Number of Securities Purchased**	**Price Per Share (Canadian $)**	**Total Purchase Price (Canadian $)**	**Section of Act/Rules and if applicable, Date of Discretionary Order or Blanket Order Number**
Brion Bailey 908 Ladner Street New Westminster, BC V3L 4W4	500,000	$0.10	$50,000	128(h)

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

$50,000

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

No person is acting as agent in connection with the distribution. No compensation has been or will be paid to an agent in connection with the distribution.

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

Not applicable

10. If the distribution of the security was under section 128(h) of the Rules, state:

(a) the number of different purchasers who acquired securities of the Issuer under that exemption during the 12 month period preceding the distribution; and

One

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

$50,000

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C. this 8th day of March, 2002.

BELMONT RESOURCES INC.
(Name of Issuer)

Signature of authorized signatory

Gary Musil, Director
Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-903F1 together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. Reg 196/97, as amended. Cheques should be made payable to the *"British Columbia Securities Commission"*.

File # 82-686

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

March 27, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3, Timely Disclosure

This letter is to confirm that our News Release dated March 27, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
   1550 – 609 Granville Street
   Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
   500 – 789 W. Pender Street (Fax: 604-689-1106)
   Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c.
- B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors, Attn: Paul Fang (e-mail)
- Dale, Matheson, Carr-Hilton, C.A., Attn: James F. Carr-Hilton (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Moody's Investor Services (2)
- Directors

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

March 27, 2002

CDNX – "BEO"
OTC-BB-BEOVF

"NEWS RELEASE"

JAMES BAY LOWLANDS UPDATE

Belmont Resources Inc. (the "Company") has received a preliminary report on its 64 unit (1024 ha) property located in north central Tolmie Township.

Two companies have previously worked the claims. In 1978 Hudson Bay Oil & Gas Co., Ltd. flew a combined electromagnetic (em) and magnetic survey over a large area that included the Belmont property. An anomalous area immediately to the west of the property was surveyed with follow-up ground em and magnetic methods. In 1987 Continental Precious Metals Inc. continued a ground magnetometer survey revealing a generally east/west magnetic trend within which two roughly circular anomalies, one a magnetic high approximately 200m in diameter and the other a magnetic low roughly 600m in diameter were delineated. These anomalies, which were reported to correspond in location to air photo features, were believed to represent intrusive bodies possibly kimberlities. Based on preliminary information received the Company is reviewing additional prospects surrounding our Tolmie claims for further acquisitions. The final geology report and recommended work program is expected by month end.

OTHER BUSINESS

Subject to regulatory approvals, incentive stock options have been granted as to 960,000 shares at $0.14 for a period of four years. The options granted cannot be exercised until CDNX approval has been obtained and any shares issued on the exercise must be legended with a four month Exchange hold period from the date of the stock options are granted.

ON BEHALF OF THE BOARD

Gary Musil,
Secretary/Director

BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

March 27, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Belmont Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of March 27, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Belmont Resources Inc. (the "Company")
600 - 625 Howe Street,
Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

March 27, 2002

ITEM 3. PRESS RELEASE

Issued March 27, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has received a preliminary report on its 64 unit (1024 ha) property located in north central Tolmie Township.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

JAMES BAY LOWLANDS UPDATE

Belmont Resources Inc. (the "Company") has received a preliminary report on its 64 unit (1024 ha) property located in north central Tolmie Township.

Two companies have previously worked the claims. In 1978 Hudson Bay Oil & Gas Co., Ltd. flew a combined electromagnetic (em) and magnetic survey over a large area that included the Belmont property. An anomalous area immediately to the west of the property was surveyed with follow-up ground em and magnetic methods. In 1987 Continental Precious Metals Inc. continued a ground magnetometer survey revealing a generally east/west magnetic trend within which two roughly circular anomalies, one a magnetic high approximately 200m in diameter and the other a magnetic low roughly 600m in diameter were delineated. These anomalies, which were reported to correspond in location to air photo features, were believed to represent intrusive bodies possibly kimberlities. Based on preliminary information received the Company is reviewing additional prospects surrounding our Tolmie claims for further acquisitions. The final geology report and recommended work program is expected by month end.

OTHER BUSINESS

Subject to regulatory approvals, incentive stock options have been granted as to 960,000 shares at $0.14 for a period of four years. The options granted cannot be exercised until CDNX approval has been obtained and any shares issued on the exercise must be legended with a four month Exchange hold period from the date of the stock options are granted.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary/Director

DATED this 27th day of March, 2002